808 Wilshire Boulevard, 2nd Floor T: 310.255.7700 Santa Monica, California 90401 F: 310.255.7702

July 1, 2011

Kevin Woody, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Douglas Emmett, Inc.
Form 10-K for the year ended December 31, 2010
Filed February 25, 2010
File No. 1-33106

Dear Mr. Woody:

We are in receipt of your fax transmittal dated June 6, 2011 regarding comments to the above referenced filing.  We appreciate your assistance in enhancing both compliance and disclosure requirements with respect to our filing.  For your convenience, each of the comments contained in your June 6th letter is reprinted below in italics followed by our response:

Form 10-K for the year ended December 31, 2010

Comment 1
Please tell us whether management considers funds from operations, net operating income and same store net operating income as key performance indicators.  We may have further comments.

Response to Comment 1
Our management generally does not use FFO, net operating income or same store net operating income as key performance measures to manage our business.  Because some investors request this information, we do include it (including the related definitions) in our Supplemental, which we file with the Commission on Form 8-K.

Comment 2
In future periodic filings, please discuss embedded rent growth in your portfolio related to rent escalators in your leases.  To the extent practicable, please quantify the percentage of leases that have escalators and provide a range of escalation.

Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
July 1, 2011

Response to Comment 2
Virtually all of the office leases we have entered into have annual rent escalators of between 3% and 5%.  In future periodic filings, we intend to provide appropriate disclosure of rent escalators in our leases.

Comment 3
In future periodic filings, to the extent applicable, please disclose the amount of securities sold, the average price and/or gross proceeds, net proceeds or expenses/commissions, use of proceeds and amount remaining in your ATM program.

Response to Comment 3
In future periodic filings, we intend to add the requested disclosure as we make sales under our ATM program.

Comment 4
In future periodic filings, please include capitalization rates for material acquisitions and/or dispositions of properties.  Also include a clear description of how you calculate capitalization rates, including how you calculate NOI for these purposes.

Response to Comment 4
We do not generally find cap rates on individual buildings to be useful in our acquisition process or in managing our business.  Using cap rates based on historical numbers involves too many variables (such as the quality of building, under/over market rents, projected rental growth, historical and projected vacancies and excess/insufficient operating costs) to be useful.  On the other hand, using some form of pro forma cap rate (i.e., adjusting historical NOI to reflect hypothetical future lease up, assumed market rents, etc.) is only as good as the assumptions made and provides the potential for misunderstandings.  Accordingly, we respectfully suggest that we continue our current practice of not emphasizing cap rates.  In any case, we note that it would be rare for any building to be a material acquisition, given the size of our portfolio.

We will continue to comply with the disclosure requirements of Item 303 of Regulation S-K that are applicable to our future periodic filings, including the requirement under Item 303(a)(3) to “[d]escribe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations.”  We believe that we can satisfy applicable requirements relating to the disclosure of material acquisitions and dispositions in our future periodic filings, as we have in the past, without providing capitalization rates.

Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
July 1, 2011

Comment 5
On page 11, you state that as of December 31, 2010, leases representing approximately 11.6% of the square footage of the properties in your total office portfolio will expire in 2011, and an additional 11.4% of the square footage of properties in your total office portfolio was available for lease.  In future periodic filings, please expand your disclosure in the applicable section to discuss the relationship between market/current asking rents and leases expected to expire in the next period, as well as the relationship between rents on leases that expired in the current reporting period and rents on executed renewals or new leases.  Please also tell us how management assesses the portfolio for turnover, and how currently available office space is factored into such assessment.

Response to Comment 5
In future periodic filings, we intend to provide appropriate disclosure regarding these matters to the extent applicable/material.  Accordingly, in our next periodic filing, we will disclose (i) the difference in the average straight-line rent under new and renewal leases we sign during the quarter compared to the average straight-line rent under the expiring leases for the same space, as well as (ii) the weighted average expiring cash rents for leases scheduled to expire in upcoming quarters.  We believe that the former metric allows a comparison of the full economic value of ending and new leases, including abatements and rent escalations.  We avoid using “asking rents” since they are more marketing than economic, with discounts to asking rents varying considerably from market to market, time to time and even building to building, and ignore accommodations such as free rent and rent escalations.

As of March 31, 2011, we had approximately 2,200 leases, with a median size of approximately 2,400 square feet.  Our large number of relatively small tenants results in fairly constant annual lease turnover of between approximately 11-13% (see Exhibit A).  Accordingly, although we have processes in place at the building level to handle renewals of tenants, they are handled on that basis rather than as a portfolio.

Comment 6
In future periodic filings, please disclose the average effective annual rental per square foot on a portfolio basis for the last five years.  In this regard, please provide quantitative disclosure on the impact of concessions and tenant expense reimbursements, as applicable.

Response to Comment 6
In future periodic filings, we intend to provide appropriate disclosure regarding these matters to the extent applicable/material.  Accordingly, in our next periodic filing, we will include (i) the annualized straight-line rent per square foot under leases as of the end of each of the prior five years and (ii) the weighted average leasing commissions and tenant improvement allowances under all office leases in excess of one year that were entered into during each of the prior five years, divided by the number of years in the term of the respective leases.

Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
July 1, 2011

Comment 7
For the disclosure of information pertaining to your total office portfolio, please provide to us separate disclosure for wholly-owned and/or consolidated properties and those office properties operated and indirectly owned through your equity interests held in unconsolidated Funds.

Response to Comment 7
Our Funds purchase the same type of buildings in the same submarkets and using the same underwriting and leverage principles as those owned in our consolidated portfolio.  As shown in the attached Exhibit A, there has not been any material difference between our consolidated portfolio and our total portfolio with respect to average rents (even by submarket) or by annual lease expirations.  We manage the Fund properties on an integrated basis with our consolidated buildings.  In addition, although the Funds are unconsolidated, we invested a significant portion of the funds involved; in the case of most of the properties, we provided approximately 50% of the capital on a pari passu basis (we also have a carried interest to the extent these funds earn more than a specified hurdle rate over their lives).

Given these factors, the statistical data for our total portfolio and our consolidated portfolio are very similar.  We use the total portfolio for market type data because the larger sample size provides a more complete picture of our submarkets which, given our model of seeking significant market share in specific submarkets, can be an important measure for investors.  Of course, if we believe there are material differences, we have and will provide appropriate disclosure.  For example, in the past we have provided separate leased percentages for both our consolidated portfolio and our total portfolio because the Fund properties have a somewhat higher average vacancy since they have been only been operated by us for a limited period.

Comment 8
In future periodic filings, please provide disclosure regarding rental rate trends on new and renewed leases.

Response to Comment 8
In future periodic filings, we intend to provide appropriate disclosure regarding rental rate trends to the extent applicable/material. Accordingly, in our next periodic filing, we intend to include the percentage change in the average straight-line rent under new and renewal leases we signed during the quarter compared to the average straight-line rent under the expiring leases for the same space.  This metric takes into account the full economic value of the leases involved, including abatements and rent escalations.

Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
July 1, 2011

Comment 9
We note that $2.30 billion in term loans mature on August 31, 2012 and that you are seeking to refinance your loans that have 2012 maturities during the first half of 2011.  To the extent applicable if you are unable to refinance these loans, provide in future filings a detailed analysis of anticipated sources of cash verses uses of cash for the next year.  In addition, please supplement your discussion in future filings of your liquidity requirements with a discussion of anticipated cash uses, including anticipated development and redevelopment costs, acquisition costs, debt principal and interest payments and equity dividend commitments.

Response to Comment 9
In future periodic filings, we intend to add the requested disclosure to the extent applicable/material.  We note that we reported that our remaining 2012 maturities had been reduced to approximately $1.4 billion as of March 31, 2011.

Comment 10
We note that you have a significant amount of outstanding debt obligations as of December 31, 2010.  In future periodic reports, please include disclosure of your cash requirements for interest on your debt obligations or tell us why such disclosure is not necessary.  Refer to footnote 46 of SEC Interpretive Release 33-8350.

Response to Comment 10
In future periodic filings, we intend to add the requested disclosure to the extent applicable/material.  Accordingly, in our next periodic filing, we intend to provide a brief narrative regarding interest obligations under the tabular disclosure of our cash requirements for our debt principal obligations and a cross-reference to the detailed debt footnote to the financial statements to the extent applicable/material.

Comment 11
Please tell us how you considered any fixed rate renewal options into the calculation of the fair value of the below-market lease intangibles and the period over which your below market lease intangibles are amortized.

Response to Comment 11
We do not generally enter into leases with fixed rate renewals.  Thus, of the approximately 2,200 leases in our office portfolio of approximately 15 million square feet, we do not have any office leases with below market fixed rate renewal options at the time of acquisition.  We do have limited retail space in some of our office buildings, and we have 12 retail leases, covering approximately 150,000 square feet, that had below market fixed rate renewals at the time of our IPO in 2006.  Of these 12 leases, only five, covering approximately 70,000 square feet, were significantly (20% or more) below market.  In accounting for these acquired leases, we did not allocate any value to below market leases with respect to the fixed rate option periods.  We note that the decision of these retail tenants to renew or leave is generally more dependent on business conditions at the end of the lease than the renewal rate and the effects of the percentage rent clauses.  Moreover, the impact on our financial statements of not accruing for post renewal rent is not material because the value of the below market fixed rate options on these five leases would have added only (i) approximately $4.4 million of additional below market lease allocations (compared to our total assets of approximately $6.3 billion), and (ii) approximately $110,000 of additional annual depreciation expense (compared to our overall depreciation expense of approximately $225 million in 2010).  For all of these reasons, we respectfully submit that we continue to account for these retail leases without assuming that the renewal options will be exercised, although in future acquisitions we will continue to calculate the value of any below market renewal options and consider their materiality when allocating value to the below market lease intangibles.

Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
July 1, 2011

Comment 12
Please provide to us your analysis used to determine that you were not required to provide summarized financial information for your investment in Douglas Emmett Partnership X, LP pursuant to Rule 4-08(g) of Regulations S-X.

Response to Comment 12
A copy of the calculation under S-X Item 210.1-02(w) for Douglas Emmett Partnership X is attached as Exhibit B.

Comment 13
In future periodic reports, please provide the aggregate cost for Federal income tax purposes.  Refer to endnote 6 contained within Rule 12-28 of Regulations S-X.

Response to Comment 13
In future periodic filings, we intend to add the required disclosure.

In connection with the aforementioned responses, Douglas Emmett, Inc. acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions please contact me directly at (310) 255-7712.

Sincerely,

/s/ William Kamer
William Kamer
Chief Financial Officer
Douglas Emmett, Inc.

Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
July 1, 2011

Exhibit A
Comparison of Consolidated and Total Portfolios
As of 12/31/10

	Monthly Rent per Square foot
	Consolidated	Total
Brentwood	$3.32	$3.24
Olympic Corridor	$2.85	$2.85
Century City	$3.19	$3.19
Santa Monica	$4.65	$4.45
Beverly Hills	$3.94	$3.47
Westwood	$3.14	$3.14
Sherman Oaks/Encino	$2.69	$2.67
Warner Center/Woodland Hills	$2.47	$2.45
Burbank	$2.79	$2.79
Honolulu	$2.75	$2.75
Total/Weighted Average	$3.00	$2.98

	Expiring Square Feet as a Percent of Total
	Consolidated	Total
Available	10.3%	11.4%
2011	11.5%	11.6%
2012	12.5%	13.0%
2013	13.2%	12.7%
2014	11.5%	11.0%
2015	9.7%	10.0%
2016	8.9%	8.5%
2017	4.6%	4.5%
2018	3.1%	3.2%
2019	6.3%	5.7%
2020	2.9%	2.9%
Thereafter	2.7%	2.4%
BOMA Adjustment	0.7%	0.8%
Building Management Use	0.6%	0.6%
Signed leases not commenced	1.5%	1.7%
Total/Weighted Average	100.0%	100.0%

Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
July 1, 2011

Exhibit B
Regulation S-X 210.1-02 Test at 12/31/2010 for Douglas Emmett Partnership X, LP

S-X 210.1-02(w)(1): Investment Test	($000's)
Our investment balance in the subsidiary at 12/31/10	$16,593
Our total assets at 12/31/10	$6,279,289
Investment test at 12/31/10	0.26%

S-X 210.1-02(w)(2): Asset Test	($000's)
Each subsidiary's total assets at 12/31/10	$118,779
Our ownership of each subsidiary	21.52%
Our proportionate share of each subsidiary's assets	$25,562
Our total assets at 12/31/10	$6,279,289
Asset test at 12/31/10	0.41%

S-X 210.1-02(w)(3): Income Test	($000's)
Equity income in Partnership X	$227
Our net loss before minority interest	$(32,956)
Income test for Fiscal Year 2010	0.68%